FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* ProQuest Associates II LLC	2. Date of Event Requiring Statement Month/Day/Year 4/21/2003	4. Issuer Name and Ticker or Trading Symbol Cypress Bioscience, Inc. (CYPB)
(Last) (First) (Middle) 600 Alexander Park, Suite 204	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 04-3428185	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Princeton, NJ 08540			7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $0.02 per share	1,880,744	I	By indirect ownership.(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Warrant (Right to buy)	4/3/03	4/2/08	Common Stock	470,185	$3.84	I	By indirect ownership.(2)
Warrant (Right to buy)	3/28/02	3/27/08	Common Stock	17,858	$2.72	I	By indirect ownership.(3)

Explanation of Responses:

(1) ProQuest Associates II LLC, a Delaware limited liability company ("ProQuest Associates"), is the general partner of ProQuest Investments II, L. P., a Delaware limited partnership ("Investments II"), and ProQuest Investments II Advisors Fund, L. P., a Delaware limited partnership ("Advisors Fund"). Of the 1,880,744 shares of common stock indirectly beneficially owned by ProQuest Associates, 1,836,547 shares are directly beneficially owned by Investments II and 44,197 are directly beneficially owned by Advisors Fund.
(2) Of the 470,185 shares of common stock underlying the warrants that are indirectly beneficially owned by ProQuest Associates, warrants to purchase 459,136 shares are directly beneficially owned by Investments II and warrants to purchase 11,049 shares are directly beneficially owned by Advisors Fund.
(3) Of the 17,858 shares of common stock underlying the warrants that are indirectly beneficially owned by ProQuest Associates, warrants to purchase 17,438 shares are directly beneficially owned by Investments II and warrants to purchase 420 shares are directly beneficially owned by Advisors Fund.

By: /s/ Pasquale DeAngelis Pasquale DeAngelis, a member **Signature of Reporting Person	April 28, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to general Instruction number 7 to Form 4, the following additional reporting persons are covered by this joint filing:

Names:ProQuest Investments II, L. P.

Address: 600 Alexander Park,
         Suite 204
         Princeton, NJ 08540

Designated Filer: ProQuest Associates II LLC

Issuer and Ticker Symbol: Cypress Bioscience, Inc. (CYPB)

Date of Event Requiring Statement:  4/21/03

Signatures: Pasquale DeAngelis
            ____________________
            Pasquale DeAngelis,a member
            of the general partner of the limited
            partnership

Authorized to sign on Forms 3,4 and 5.